SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
roxanne@swblaw.net

March 23, 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	H. Christopher Owings, Assistant Director
Scott Anderegg, Esq., Staff Attorney
Mara Ransom, Esq., Legal Branch Chief
William Thompson, Accounting Branch Chief
Tony Watson, Accountant

Re:	Patio Bahia, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
Filed February 9, 2010
File No. 333-164806

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated March 4, 2010.  Following are the Company’s responses to such comments.  Upon review by the staff of these responses, and as indicated below, the Company will file Amendment No. 1 to the aforedescribed registration statement on Form S-1, together with such additional filings as are deemed necessary in response to the staff’s comments (“Amendment No. !”).  Under separate cover the Company will provide Mr. Olson with a courtesy copy of Amendment No. 1 to the S-1, marked to show changes and keyed to the staff’s comments.

General

1.           We note that in your Calculation of Registration Fee chart you list the offering price per unit as $.20.  However, throughout your prospectus you list your sales price as $.25 per share not $.20.  Please revise your disclosure or advise.

ANSWER:            The Calculation of Registration Fee chart has been revised in Amendment No. 1 and provides the correct offering price of $25 per share as well as the correct aggregate offering price and registration fee.

United States Securities and Exchange Commission
March 23, 2010

2.           Your disclosure indicates that you are a development stage company that intends to engage in the business of importing patio and yacht outdoor furniture, manufactured from Brazilian hardwoods, and market them to interior designers, yacht brokers and retail distributors as well as eventually to consumer by way of your website.  We note that you have a limited operating history with nominal revenues since inception through December 31, 2005 and have generated no revenues in the period from 2006 through 2009, despite engaging in the same line of business for over seven years.  In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

ANSWER:            Rule 419 of the Securities Act of 1933 (the “Act”) governs offerings by “blank check companies.”  Rule 419 defines a “blank check company” as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Our management believes that our company does not meet the definition of a “blank check company” because, while we are in the development stage, we do have a specific business plan and purpose.  We were formed in 2002. During fiscal 2003, 2004 and 2005 we generated minimal revenues primarily from test marketing our furniture collection to interior designers. While the Company has continually focused its efforts on our continued designing of furniture, locating a new location, source for raw materials and manufacturers for our furniture, and initial marketing efforts, during 2006 and 2007 our management recognized the need, and focused most of its time and attention to raise capital to begin fully implementing our business plan. In December 2007/January 2008 we raised gross proceeds of $57,000 from the sale of our securities. During 2008 through 2009 our management became delayed in developing our business plan due to personal reasons and provided only minimal attention to our company primarily limited to the preparation of the registration statement of which this prospectus forms a part and related matters including the preparation of our audited financial statements.  Management intends to raise additional capital to fund the Company through 2010 and until such time as the Company generates sufficient revenues to satisfy operating costs, and is currently evaluating capital raising opportunities.  In addition, our executive officers have each agreed to loan the Company up to $10,000 each for working capital. A statement of our intended business operations going forward is set forth in the “Prospectus Summary” on page 3, para. 1 and again in the section titled “Business” on page 15. We have provided additional disclosure in Amendment No. 1 to clarify the foregoing in the “Overview” under “Managements Discussion and Analysis of Financial Conditions and Results of Operations” and the section titled “Business” under “Overview” and “History.”.

3.           We note that there is a disparity between your public offering price and the historic effective cash cost to your officers for shares of common stock.  Please revise your disclosure to provide a dilution analysis comparing the public contribution under your offering to the effective cash contribution of your officers or advise why you believe you should not have to provide this disclosure.  Refer to Item 506 of Regulation S-K for guidance.

ANSWER:            Because the common stock being registered will already be issued and outstanding when resales by the selling security holders occur, there is no dilution of the equity of any purchaser purchasing these common shares from the selling security holders.  Therefore, we do not believe the disclosure required by Item 506 is applicable to this prospectus.  The prospectus has been amended, however, to include Item 506 as requested and reflects our position.

United States Securities and Exchange Commission
March 23, 2010

Prospectus cover page

4.           Please advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern.

ANSWER:            Amendment No. 1 provides the foregoing described disclosure on the cover page of the prospectus.

Prospectus Summary, page 3

5.           Considering you state that your summary does not contain all of the information about you that may be important to a reader, please also indicate that your summary includes a brief overview of the key aspects of the offering.  Refer to Item 503 (a) of Regulation S-K.

ANSWER:            Amendment No. 1 provides additional disclosure that the Company’s summary includes only a brief overview of the key aspects of the offering.

Risk Factors, page 5

6.           We have attempted to visit your web-site but have received a warning from our search engines that your site contains malware that would result in malicious software being downloaded and installed onto our computer without our consent.  Please add a risk factor that reflects the risk to your business of potential customers and visitors to your webpage receiving such a warning or please take steps to modify your web-site to remove this risk.

ANSWER:            The Company was unaware of the warning message appearing on its website and immediately had the website repaired to eliminate any malware risk..

7.           Please include a risk factor that addresses the risk of exchange rate fluctuations as a result of any fluctuation of the Brazilian Real (BRL) and the impact this could have on your operations.

ANSWER:            Amendment No. 1 provides a risk factor as to risk of exchange rate fluctuations as a result of any fluctuation of the Brazilian Real (BRL).

Our auditors have expressed concern about our ability to continue as a going concern….page 5

8.           We note your indication that you believe your current cash is sufficient to fund your operations through the first quarter of 2010.  Given that the end of the first quarter is quickly approaching, please revise this risk factor, as well as your discussion of Liquidity on page 12, to disclose what steps you are taking to raise additional capital or obtain debt financing.

ANSWER:            Though the Company will continue to seek additional financing, our executive officers have agreed to loan the Company up to $10,000 each to fund our operating expenses through 2010 and for the next twelve months. Amendment No. 1 includes this disclosure under the above referenced risk
f actor and in Liquidity and Capital Resources.

United States Securities and Exchange Commission
March 23, 2010

We will need substantial additional financing which we may not be able to obtain….page 6

9.           Please revise this discussion to quantify the amount of additional working capital you will need to continue to implement your business model and for how long such capital will suffice.  We note your indication elsewhere that you have budgeted $20,000 for expanded marketing efforts; please disclose any other expenditures you anticipate.

ANSWER:         Other than the fees and costs associated with our reporting requirements going forward under the Federal securities laws (which we have revised to be approximately $10,000 -$15,000 for 2010), the fees which are expect to be minimal at this date associated with completing the Registration Statement, and marketing (which we have revised to be approximately $10,000 for 2010), we do not anticipate any additional expenditures.  We believe that additional marketing for the Company, beyond the $10,000 budgeted, will increase the likelihood of selling our furniture and therefore are seeking substantial additional financing to accomplish additional marketing, limit the amount of funds loaned by our officers and satisfy any need for capital to pay operating expenses beyond the next twelve months. Amendment No. 1 includes this revised disclosure under the above reference risk factor and throughout the prospectus.

We are completely dependent upon the efforts of our two executive officers, who devote 80% of their time and attention to our business, page 8

10.           Please revise your risk factor to include the names of your executive officers.

ANSWER:            Amendment No. 1 provides the names of Jeannot McCarthy, our president, and Zlatuse Jerabkova, our vice president, as our executive officer.

Management Discussion and Analysis or Plan of Operations, page 10

11.           Please revise your discussion to provide an executive “Overview” section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include a discussion of the following:  the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; the identity of the company’s primary contacts and insight into material opportunities, changes, risks, and material trends and uncertainties.  Refer to Item 303 of Regulation S-K.

ANSWER:            Our discussion under Management Discussion and Analysis or Plan of Operations contains an “Overview” section which we have revised to expand the discussion to be more specific as to the information the staff requested.

12.           We note your statement “We intend to continue focusing our marketing efforts during 2010 on the South Florida market, marketing our furniture collection to foreign export distributors, corporate interior designers, yacht brokers and yacht interior designers.  Our management has extensive contacts in these areas which we believe will be a great resource which can be exploited at minimal cost.”  Please revise to explain how your management has extensive contacts in these areas.

ANSWER:            The description of the anticipated marketing efforts of the Company for 2010 has been revised in Amendment No. 1 to reflect that potential future clients for the Company’s products will be generated by developing new contacts in the industry, rather then through existing contacts of our management.

United States Securities and Exchange Commission
March 23, 2010

Going Concern, page 11

13.           Please revise the amount of net proceeds from the sale of your securities since inception to agree to the amount of net proceeds reflected in the statements of cash flow on page F-5.

ANSWER:            Amendment No. 1 provides the revised disclosure for the net proceeds from the sale of the Company’s securities since inception.

Results of Operations, page 11

14.           We note your indication that total operating expenses decreased in fiscal 2009, which reflects a decrease in rent and general and administrative expenses.  Please specify the nature of the expenses that declined and explain what property you rent for your business.

ANSWER:            The disclosure under this section in Amendment No. 1 has been revised to describe the expenses that decreased in 2009 and the Company’s termination of its lease for the Company’s warehouse space, the only property the Company rented, which resulted in the elimination of rent for the Company

Liquidity and Capital Resources, page 12

15.           You mention that your liabilities as of the end of the last fiscal year totaled $41,000 of notes payable from related parties and accrued interest due to a related party.  You also mention that these amounts come due in December 31, 2010; please reconcile this statement with your disclosure on page 24, where you indicate that the $14,987 due to your chief executive officer is payable on demand.

ANSWER:            The disclosure under this section in Amendment No. 1 has been revised to reconcile the disclosure on page 24 that the $14,987 loan is due upon demand.

Recent Capital Raising Transaction, page 12

16.           You indicate that you intend to use the proceeds of the offering discussed here for professional fees and other expenses related to the registration statement, the cost associated with being a reporting company and for working capital for the first quarter of 2010.  Considering you state on page 11 that these costs, excluding working capital, will range from $25,000 to $30,000 and you currently have cash on hand of $13,000, please tell us how you plan to finance the difference.

ANSWER:            The Company has revised the disclosure under this section and under Results of Operations in Amendment No. 1 to conform the amount of costs anticipated to be incurred in 2010 and how we plan to finance the difference, which will include disclosure that the Company intends to fund operating costs for 2010  from loans from its principals as well as funds raised from the sale of  securities.

United States Securities and Exchange Commission
March 23, 2010

Our Business, page 13

17.           Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months.  In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.

ANSWER:            Amendment No. 1 provides additional expanded disclosure regarding our milestones for the next twelve months which are limited primarily to (i) marketing and selling our furniture, and (ii) raising additional capital for additional marketing and operating costs following the next twelve months.

18.           Please provide support for the qualitative and comparative statements contained in your prospectus.  In this regard, we note your reference to the American Home Furnishings Alliance (2007), and the March 2008 Wood Products Report of the Office of Global Analysis, Foreign Agriculture, United States Department of Agriculture.  We also note your reference on page 13 to your products appearing in Florida Architecture and Vogue Espana and Brasil.  Please provide us with copies of these articles or reports and mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.  Please revise throughout your prospectus as necessary.

ANSWER:            Pursuant to the Staff’s request to provide supplemental information described above, enclosed please find the following:

•	Applicable pages in the Florida Architecture 69th Annual Edition and Vogue Espana and Brasil
•	Copy of the reproduction of the Wood Products Report of the Office of Global Analysis, Foreign Agriculture, United States Department of Agriculture

In as much as the Company is not currently a member of the American Home Furnishings Alliance it does not have access to the information, data and reports published by them and, consequently, is unable to obtain a copy of the report referenced in our prospectus.  Accordingly, we have delete reference to that  authority of information and revised the disclosure in Amendment No. 1.

Overview, page 13

19.  You state here that, since your inception in November 2002, you have been “developing and refining your furniture collection, identifying [y]our manufacturing sources and working with and marketing to interior designers.”  Considering you have been engaged in this line of business for the past seven years and unsuccessful at making sales in excess of $38,055, please elaborate upon your disclosure to explain why your business plan is a viable one with a view to explaining why you need more time to generate sales.  Alternatively, please prominently disclose that there is no assurance that you will generate any sales.

ANSWER:            Amendment No. 1 includes a more detailed description as to our activities over the past four years which includes the fact that management has spent a most of its time trying to raise capital, preparing the Registration Statement and was delayed from aggressively implementing its business plan due to personal reasons. We believe now that management has moved passed its personal delays, the nature of which are unrelated to our company, and intends to aggressively develop our business plan, coupled with management’s commitment to loan the Company an aggregate of $20,000, the Company is viable.

United States Securities and Exchange Commission
March 23, 2010

Manufacturing and Product Delivery from Brazil, page 14

20.           Please identify your principal manufacturer and disclose whether you have exclusive rights with such manufacturer with respect to your purchase orders.

ANSWER:            Amendment No. 1 identifies our current principal manufacturer.  Since  we believe, and our disclosure provides, that there are a number of small to medium sized furniture manufacturers in the Brazilian state of Bahia and may determine to use other or additional manufacturers, we do not have an exclusive relationship with our primary manufacturer and no further disclosure was provided in this regard.  We have, however, recently entered into an agreement with our primary manufacturer to evidence our customer guarantee and non-disclosure of and non-competition with our furniture designs.  A copy of the agreement with our primary manufacturer is filed as an exhibit to the Registration Statement.

Executive Compensation, page 20

21.           We note here and elsewhere in your prospectus that you reference our regulations in defining a term or a concept for a reader.  Please revise to remove references to our regulations and define your terms or concepts in a manner so that an investor can understand.  For example, see in the second bullet points above your Summary Compensation Table on page 20 your reference to Rule 3b-7 of the Securities Exchange Act of 1934; your reference to Item 7(d)(3)(iv) of Schedule 14A in definition of independent on page 25 under the caption “Director Independence” and your reference to Item 402(a)(3) of Regulation S-K in the third bullet point on page 25 under the caption Security Ownership of Certain Beneficial Owners and Management.  These are only examples, please review your entire prospectus and revise.

ANSWER:            We have deleted references to the SEC regulations through out Amendment No. 1 and have provided definitions to define the terms referenced.

Summary Compensation Table, page 20

22.           We note in footnote 2 that you have been accruing Ms. McCarthy’s salary until you reach $300,000 in sales.  Please revise to state the total amount of salary that has been so accrued to date, as you indicate on page 25, and make clear the manner in which she will receive her accrued salary; for example, a lump sum payment or paid over a period of time.

ANSWER:            Amendment No. 1 provides the total amount of salary that has been so accrued to date, as well as the manner in which she will receive her accrued salary.

Employment Agreement, page 20

23.           Please revise your disclosure to explain briefly what constitutes termination “without good cause” under the terms of the employment agreements.

ANSWER:            The disclosure has been revised in Amendment No. 1 to remove the word “good” and define the term “cause”.

United States Securities and Exchange Commission
March 23, 2010

Certain Relationships and Related Transactions, page 24

24.           Please identify the related party that made loans to you.

ANSWER:            Amendment No. 1 provides disclosure that our chief executive officer, Jeannot McCarthy, made the loans to the Company.

Selling Security Holders, page 27

25.           We note your indication that none of the selling security holders are members of FINRA.  Please also confirm that none of your selling security holders are affiliates of a broker-dealer.

ANSWER:            Amendment No. 1 provides disclosure that none of the selling security holders are affiliates of a member of FINRA.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-1

26.           Please tell us whether you filed a Notification on Form D with respect to the sales you made pursuant to Rule 506 of Regulation D.

ANSWER:            The Company has reviewed its records and found that, although the Form D was prepared at the time of the commencement of the offering in December 2007, the filing was inadvertently never made.  In good faith and as a reasonable attempt to comply with all applicable terms, conditions and requirements of Regulation D for the offering in December 2007 to January 2008, the Company has prepared a current Form D for said offering and filed same with the SEC on March 15, 2010.

Item 16.  Exhibits

27.           Please file a copy of the promissory note(s) that evidences the $14,987 loan made by your chief executive officer.

ANSWER:            The loans that were provided by the chief executive officer to the Company from inception to December 2005 aggregating $14,987 were not evidenced by written promissory notes. The Board of directors of the Company approved the loans and they are recorded in the books and records of the Company.  Accordingly no written note for said loans was filed with the Company’s Registration StatementS-1.

Item 17.  Undertakings, page II-2

28.           We note your disclosure:  “Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement…”  This undertaking is not applicable to your filing as you are not filing on either Form S-3 or Form F-3.  Please revise.

ANSWER: The Company has removed the referenced language from the undertakings in Amendment No. 1.

United States Securities and Exchange Commission
March 23, 2010

Signatures, page II-4

29.           Please revise to also include the signature of your Principal Financial Officer.

ANSWER:            Amendment No. 1 provides the signature of the Company’s Principal Financial Officer.

30.           Your financials, as filed, are not included in your prospectus and come after your Part II disclosures and signatures.  Please revise your filing to provide your financials as part of your prospectus.

ANSWER:            Amendment No. 1 includes the Company’s financial statements as part of the prospectus.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

31.           Please confirm to us that you received a manually signed copy of the audit opinion from your auditors.  In addition, please include the conforming signature as required by Regulation S-T.  Also, please include the conforming signature in the consent filed as Exhibit 23.1.

ANSWER:            We have received a manually signed copy of the audit opinion and have included the conforming signature as required by Regulation S-T and have also included the signature in the consent filed as Exhibit 23.1.

Note 1 Organization and Summary of Significant Accounting Policies, page F-6
(G) Income Taxes, page F-7

32.           Please tell us why you have not shown a deferred tax asset related to a temporary difference between the tax basis of accrued payroll and the amount reported in the financials.

ANSWER:            We have updated the footnote to show the temporary differences for the accrued payroll taxes and the valuation allowance on the deferred tax asset.

(I) Inventories, page F-8

33.           Please tell us why you present the provision/allowance for inventory impairment in the table when a reduction in the carrying amount of inventory from cost to market is viewed as creating a new “cost basis.”

ANSWER:            We have updated the footnote to remove the allowance for inventory and show the inventory at its new cost basis of $0.

Note 2 Notes Payable – Related Party, page F-8

34.           Please consider adding a table to the footnote which lists the individual principal and accrued interest amounts outstanding which sums to the amounts stated in the balance sheets for  years presented.

ANSWER:            We have considered adding the table to the footnote, but due to the nature of the presentation as a development stage company, the table presentation would prove difficult to present as some of the items go back several years and or have been repaid prior to December 31, 2008.

United States Securities and Exchange Commission
March 23, 2010

Note 6 Related Party Transactions, page F-10

35.           Please revise to correct the missing dollar amount of gross proceeds in the first sentence of the first paragraph on page F-11.

ANSWER:            We have revised the footnote to include the gross proceeds.

Exhibit 5.1

36.           We note that your legal opinion is not dated.  Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file a dated opinion.

ANSWER:            Amendment No. 1 contains the dated revised opinion of counsel of the Company.

37.           Please have counsel state in their opinion that they are your legal counsel.

ANSWER:            Amendment No. 1 contains the revised opinion of counsel of the Company which opinion provides the requested disclosure..

38.           In the second paragraph of the legal opinion, counsel states that they examined and relied upon “(d) such other matters of law as we have deemed necessary for the expression of the opinion herein contained.”  This clause is inappropriate because counsel must set forth in detail all material assumptions they make and laws they rely upon for purposes of rendering their legal opinion.  Please have counsel to delete the aforementioned clause and refile their legal opinion.

ANSWER:            Amendment No. 1 contains the revised opinion of counsel of the Company which opinion deletes the noted reference described above.

The Company further acknowledges that:

(a)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is fully responsive to the staff's comments.

United States Securities and Exchange Commission
March 23, 2010

If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard., N.W., Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Sincerely yours,

PATIO BAHIA, INC.

By:/s/ Jeannot McCarthy
      Jeannot McCarthy, President